Exhibit 12.   Statement Re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Fiscal Year Ended
(in thousands)	2003	2002	2001	2000	1999
Consolidated pretax income (loss)
from continuing operations	$240	$692	$547	$(1,353)	$322
Combined fixed charges and preferred
stock dividends	2,750	2,470	2,047	1,762	1,679
Amortization of capitalized interest	5	4	3	2	1
Interest capitalized	(10)	(36)	(31)	(40)	(44)
Preferred stock dividend requirements	(27)	(27)	(27)	(33)	(40)

Earnings	$2,958	$3,103	$2,539	$338	$1,918

Interest expense	$2,330	$1,981	$1,515	$1,361	$1,315
Interest capitalized	10	36	31	40	44
Amortization of debt issuance expense	58	44	38	30	14
Interest portion of rental expense	325	382	436	298	266
Preferred stock dividend requirements	27	27	27	33	40

Combined Fixed Charges and
Preferred Stock Dividends	$2,750	$2,470	$2,047	$1,762	$1,679

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	1.08	1.26	1.24	--	1.14
Earnings to Combined Fixed Charges
and Preferred Stock Dividends - Deficiency				$(1,424)